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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No __ )*

                            Schick Technologies, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    806683108
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                                 (CUSIP Number)

                                January 13, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OM control number.

CUSIP No. 806683108

1) Names of Reporting Persons

I. R. S. Identification Nos. of above persons (entities only)

Robin Schick

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ________

(b) ________

3) SEC Use Only

--------------------------------------------------------------------------------

4) Citizenship or Place of Organization United States

Number of             (5) Sole Voting Power          1,076,150
Shares Bene-
ficially              (6) Shared Voting Power        0
Owned by
Each Reporting        (7) Sole Dispositive Power     1,076,150
Person
With:                 (8) Shared Dispositive Power   0

9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,076,150

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ________

11) Percent of Class Represented by Amount in Row (9) 7.2%

12) Type of Reporting Person (See Instructions) IN

CUSIP No. 806683108

Item 1(a)

Name of Issuer: Schick Technologies, Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:

30-00 47th Avenue, Long Island City, NY 11101.

Item 2(a)

Name of Person Filing: Robin Schick

Item 2(b)

Address of Principal Business Office or, if none, Residence:

137-40 75th Street, Kew Gardens Hills, Queens, NY 11367

Item 2(c)

Citizenship: United States

Item 2(d)

Title of Class of Securities: Common Stock, $0.01 par value

Item 2(e)

CUSIP Number: 806683108

Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

|_|   Broker or Dealer registered under Section 15 of the Act.

|_|   Bank as defined in Section 3(a)(6) of the Act.

|_|   Insurance Company as defined in Section 3(a)(19) of the Act.

|_| Investment company registered under Section 8 of the Investment Company Act of 1940.

|_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 806683108

|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

|_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4

Ownership.

(a) Amount Beneficially Owned: 1,076,150.

(b) Percent of Class: 7.2%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote                         1,076,150

(ii) shared power to vote or to direct the vote                      0

(iii) sole power to dispose or to direct the disposition of          1,076,150

(iv) shared power to dispose or to direct the disposition of         0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check this following

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 806683108

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2004
---------------------------
Date

s/Robin Schick
---------------------------
Signature

Robin Schick
---------------------------
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)